FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               November 17, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X               Form 40-F
                          -----                       -----

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                          No    X
                    -----                       -----

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                          No    X
                    -----                       -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                          No    X
                    -----                       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                              Total Pages: 13

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                Smith & Nephew plc
                                                (Registrant)


Date: November 17, 2004                     By:   /s/ Paul Chambers
                                                  ---------------------
                                                  Paul Chambers
                                                  Company Secretary



                                      2
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                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Sir Christopher O'Donnell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Christopher O'Donnell
Mrs. Maria O'Donnell (director's spouse)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Christopher O'Donnell      442 shares notified
Mrs. Maria O'Donnell (director's spouse)   151 shares notified

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Mrs. Maria O'Donnell (director's spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Reinvestment of a dividend paid on 12th November 2004 (586 shares) Reinvestment of a dividend paid on 12th November 2004 through an ISA (7 shares)

7. Number of shares / amount of stock acquired

Sir Christopher O'Donnell       435 shares at 520.07 pence each
Mrs. Maria O'Donnell            151 shares at 520.07 pence each
Sir Christopher O'Donnell       7 shares at 516.50 pence each (through an ISA)


8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

Sir Christopher O'Donnell       435 shares at 520.07 pence each
Mrs. Maria O'Donnell            151 shares at 520.07 pence each
Sir Christopher O'Donnell       7 shares at 516.50 pence each (through an ISA)

13. Date of transaction

12.11.2004

14. Date company informed

15.11.2004

15. Total holding following this notification

178,061

16. Total percentage holding of issued class following this notification

0.019%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification

23. Any additional information



24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Kate Cummins (Company Secretarial Assistant)

Date of Notification

15.11.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Peter Hooley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Peter Hooley

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Hooley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Reinvestment of a dividend paid on 12th November 2004 through an ISA

7. Number of shares / amount of stock acquired

7 shares

8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

516.50 pence

13. Date of transaction

12.11.2004

14. Date company informed

15.11.2004

15. Total holding following this notification

219,861

16. Total percentage holding of issued class following this notification

0.023%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information



24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Kate Cummins (Company Secretarial Assistant)

Date of Notification

15.11.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Mr. Dudley Eustace

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Mrs. Diane Eustace (director's spouse)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs. Diane Eustace

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Mrs. Diane Eustace (director's spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Reinvestment of a dividend paid on 12th November 2004

7. Number of shares / amount of stock acquired

30 shares



8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

520.07 pence

13. Date of transaction

12.11.2004

14. Date company informed

15.11.2004

15. Total holding following this notification

50,593

16. Total percentage holding of issued class following this notification

0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information



24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Kate Cummins (Company Secretarial Assistant)

Date of Notification

15.11.2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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
Smith & Nephew plc        T 44 (0) 207 401 7476         [LOGO OMITTED] We are smith&nephew
15 Adam Street            F 44 (0) 207 960 2350
London WC2N 6LA           www.smith-nephew.com
England
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Smith & Nephew - International Financial Reporting Standards 'IFRS'
Presentation


17 November 2004

Smith & Nephew plc (LSE: SN, NYSE:SNN), the global medical technology business, will today give a webcast presentation and teleconference on how its UK GAAP results, for 2003 and for the first three quarters of 2004, will be re-stated for comparison purposes when IFRS is adopted from 1 January 2005. This information is being presented to assist the investment community in assessing the impact of IFRS on the group. The overall effect of IFRS on adjusted earnings is minor for Smith & Nephew with IFRS adjusted EPS for 2003 of 18.20p compared to the UK GAAP figure of 18.49p.

The conference call will be held at 2.00pm GMT/9.00am EST. It will be broadcast live on the web at http://www.smith-nephew.com/ifrs and will be available on demand shortly following the close of the conference call at the same web address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7098 0713 in Europe, and +1 866 602 0258 in the US.

Analysts who wish to participate in the conference call should contact Julie Allen on +44 (0) 20 7960 2254 or via email at julie.allen@smith-nephew.com for conference call details.

About Us

Smith & Nephew (LSE: SN.L; NYSE: SNN) is one of the world's leading medical device companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew ranks as the global leader in arthroscopy and in advanced wound management and is one of the fastest growing orthopaedics companies in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and professional healthcare customers, with whom its name is synonymous with the high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 32 countries around the world, generating sales of nearly (GBP)1.2 billion.








                                                                       News

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Enquiries

Investors
Peter Hooley
Smith & Nephew Finance Director                                    Tel: +44 20 7401 7646

Investors/Media
Liz Hewitt
Smith & Nephew Group Director Corporate Affairs                    Tel: +44 20 7401 7646

Angie Craig
Smith & Nephew Vice President US Investor and Media Relations      Tel: +1 212 850 5756
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                                                                       News